# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners III, Inc., CIK 0002034268
CUSIP: G1828A108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/27/2025
Filed by CIK 0002034272
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, (212) 938-5000

## Reporting persons
- Cantor EP Holdings III, LLC (CIK 0002034272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- CF Group Management, Inc. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- Howard W. Lutnick (CIK 0001250975): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners III, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment: This Schedule 13D is filed on behalf of Cantor EP Holdings III, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick (collectively, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 21.3% of the issued and outstanding ordinary shares of the Issuer (35,080,000) based on the number of Class A ordinary shares, $0.0001 par value, of the Issuer ("Class A Ordinary Shares") (28,180,000) and Class B ordinary shares, $0.0001 par value, of the Issuer ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares") (6,900,000) outstanding as of June 27, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on June 27, 2025; (ii) Cantor, the sole member of the Sponsor; (iii) CFGM, the managing general partner of Cantor; and (iv) Howard W. Lutnick, the trustee of CFGM's sole stockholder. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This statement also covers Brandon Lutnick, who is the Chairman and Chief Executive Officer of the Issuer, the Sponsor, Cantor and CFGM.
Residence or business address: The address of the principal business and principal office of each of the Sponsor and Cantor is 110 East 59th Street, New York, New York 10022. The address of the principal business and principal office of CFGM and Brandon Lutnick is 499 Park Avenue, New York, New York 10022. The address of the principal business and principal office of Howard W. Lutnick for purposes relating to the Issuer are c/o Cantor Fitzgerald, L.P., 499 Park Avenue, New York, NY 10022.
Present principal occupation or employment:
The Sponsor's principal business is to act as the Issuer's sponsor. The principal business of Cantor is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of Cantor. The principal occupation of Howard W. Lutnick is to serve as the United States Secretary of Commerce. The principal occupation of Brandon Lutnick is to serve as an executive of Cantor and certain of its affiliates.

The information set forth in Item 4 below is incorporated by reference herein.
Criminal convictions in the last five years: None of the Reporting Persons or Brandon Lutnick has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Except as set forth below, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 12, 2024, Cantor, without admitting or denying the SEC's findings, entered into a settlement with the SEC to resolve charges that, in 2020 and 2021, CF Finance Acquisition Corp. II and CF Acquisition Corp. V, two special purpose acquisition companies (each, a "SPAC") controlled by Cantor, included false and misleading statements about each SPAC's prior interactions with target businesses in their filings with the SEC, in violation of Section 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-3 thereunder. Cantor cooperated immediately and fully with the SEC's investigation and agreed to cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act, Section 14(a) of the Exchange Act and Rule 14a-3 thereunder, and to pay a $6.75 million penalty.
Citizenship: The Sponsor is a Delaware limited liability company. Cantor is a Delaware limited partnership. CFGM is a New York corporation. Howard W. Lutnick and Brandon Lutnick are each a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $5,825,000. The source of these funds was the working capital of Cantor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Initial Public Offering of Cantor Equity Partners III, Inc.

In November 2020, the Sponsor purchased an aggregate of 14,375,000 Class B Ordinary Shares for an aggregate purchase price of $25,000. On June 6, 2024, the Sponsor surrendered, for no consideration, 9,375,000 Class B Ordinary Shares, which the Issuer cancelled, resulting in the Sponsor owning 5,000,000 Class B Ordinary Shares. On June 15, 2025, the Issuer effected a share capitalization, resulting in an increase in the total number of Class B Ordinary Shares owned by the Sponsor from 5,000,000 shares to 5,750,000 shares. On June 25, 2025, the Issuer effected a share capitalization, resulting in an increase in the total number of Class B Ordinary Shares owned by the Sponsor from 5,750,000 shares to 6,900,000 shares.

On June 27, 2025, simultaneously with the consummation of the Issuer's Initial public offering (the "IPO"), the Sponsor purchased 580,000 Class A Ordinary Shares (the "Placement Shares"), at $10.00 per Placement Share, pursuant to a Private Placement Shares Purchase Agreement, dated June 25, 2025, by and between the Issuer and the Sponsor (the "Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. The Ordinary Shares owned by the Sponsor have been acquired for investment purposes. The Sponsor, Cantor and CFGM may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares owned by the Sponsor at any time depending on an ongoing evaluation of the investment in such Ordinary Shares, prevailing market conditions, other investment opportunities and other factors. However, such Ordinary Shares are subject to certain lock-up restrictions as further described in Item 6 below.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed to provide up to $1,750,000 to the Issuer to fund the Issuer's expenses relating to investigating and selecting a target business and other working capital requirements prior to the Issuer's initial business combination.

The Issuer also issued to the Sponsor a promissory note in the amount of up to $4,140,000, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Sale of CFGM Voting Shares to Trusts Controlled by Brandon Lutnick

On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM, which is the managing general partner of Cantor. Cantor is the sole member of the Sponsor. CFGM, which through the Sponsor's ownership of Ordinary Shares, controls approximately 21.3% of the issued and outstanding Ordinary Shares as of June 27, 2025. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the Ordinary Shares held by CFGM and Cantor, and Howard W. Lutnick will no longer have voting or dispositive power over such Ordinary Shares. The closings of the transactions contemplated by such agreements are subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals. The transactions described herein follow Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce.

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Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Sponsor as further described in Item 6 below, the Sponsor has agreed (i) to vote its shares in favor of any proposed initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934 (the "Exchange Act") would not be voted in favor of approving the business combination transaction) and (ii) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons is on the basis of a total of 35,080,000 Ordinary Shares, including 28,180,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, in each case outstanding as of June 27, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 27, 2025).

As of the date hereof, the Sponsor directly owns 580,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287847). None of the other Reporting Persons or Brandon Lutnick directly own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof:

(i) the Sponsor directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 7,480,000 Ordinary Shares (consisting of 580,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287847), which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares.

(ii) Cantor, as the sole member of the Sponsor, controls the Sponsor and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. Cantor disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iii) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. CFGM disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) Howard W. Lutnick, as the trustee of CFGM's sole stockholder, controls CFGM and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. Howard W. Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(v) Brandon Lutnick, as the Chairman and Chief Executive Officer of the Sponsor, Cantor and CFGM may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. Brandon Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons or Brandon Lutnick has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Private Placement Shares Purchase Agreement: On June 27, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 580,000 Placement Shares pursuant to the Private Placement Shares Purchase Agreement, dated June 25, 2025, between the Issuer and Sponsor (the "Purchase Agreement"). The Placement Shares are subject to a lock up provision in the Purchase Agreement, which provides that such Placement Shares shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 1).

Insider Letter: On June 25, 2025, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the "Insider Letter"), pursuant to which the Sponsor agreed (A) to vote its Ordinary Shares in favor of any proposed initial business combination (except that any Class A Ordinary Shares that were sold in the IPO ("public shares") it may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the initial business combination), (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association that would modify the substance or delay the timing of the Issuer's obligation to allow redemption in connection with the Issuer's initial business combination or to redeem 100% of the public shares if the Issuer does not consummate an initial business combination within 24 months from the completion of the IPO (or (i) such earlier period approved by the board of directors of the Issuer or (ii) such later period approved by the Issuer's shareholders) unless the Issuer provides the holders of public shares with the opportunity to redeem such public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account"), (C) not to redeem any Class B Ordinary Shares and Placement Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer's proposed initial business combination, and (D) that the Class B Ordinary Shares and Placement Shares shall not participate in any liquidating distribution upon winding up if an initial business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account or with respect to the underwriters of the IPO or the Issuer's public accounting firm. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 2).

Registration Rights Agreement: On June 25, 2025, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 3).

Expense Advance Agreement and Related Promissory Note: On June 25, 2025, in connection with the IPO, the Issuer and the Sponsor entered into an expense advance agreement, pursuant to which the Sponsor has committed to provide up to $1,750,000 to the Issuer to fund the Issuer's expenses relating to investigating and selecting a target business and other working capital requirements prior to the Issuer's initial business combination. The summary of such expense advance agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 4). As contemplated by the Expense Advance Agreement, on June 25, 2025, the Issuer issued a promissory note to the Sponsor. The principal amount of the note is $1,750,000 and the note is interest free. The note is payable upon the Issuer's initial business combination; provided that such note will be convertible at the Sponsor's option into Class A Ordinary Shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the IPO. If the Issuer is unable to consummate an initial business combination, the outstanding amounts under the promissory note would be repaid only out of funds held outside of the Trust Account. The summary of such promissory note contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 5).

Sponsor Note: On June 25, 2025, in connection with the IPO, the Issuer issued to the Sponsor a promissory note in the amount of up to $4,140,000. The Sponsor agreed to lend to the Issuer up to $4,140,000 under this promissory note, which will be drawn by the Issuer in connection with the consummation of its initial business combination, an extension of time for the Issuer to consummate an initial business combination or its liquidation (each, a "Redemption Event"), such that an amount equal to $0.15 per public share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. Upon consummation of the Issuer's initial business combination, the outstanding amounts under the promissory note will be repaid by the Issuer; provided that such note will be convertible at the Sponsor's option into Class A Ordinary Shares at a conversion price of $10.00 per share no earlier than 60 days after the date of the IPO. If the Issuer is unable to consummate an initial business combination, the outstanding amounts under the promissory note would be repaid only out of funds held outside of the Trust Account. The summary of such promissory note contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 6).

The information contained in Item 4 and Item 5 responsive hereto is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Private Placement Shares Purchase Agreement, dated as of June 25, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 2 - Insider Letter, dated as of June 25, 2025, by and among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 3 - Registration Rights Agreement, dated as of June 25, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 4 - Expense Advance Agreement, dated June 25, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 5 - Promissory Note, dated June 25, 2025, issued by the Issuer in favor of the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 6 - Promissory Note, dated June 25, 2025, issued by the Issuer in favor of the Sponsor (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 7 - Joint Filing Agreement, dated July 1, 2025, by and among the Reporting Persons.

## Signatures
- Cantor EP Holdings III, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (07/01/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (07/01/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (07/01/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick (07/01/2025)